

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

February 19, 2016

Cynthia M. Krus, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW
Washington, DC 20004

Re: Owl Rock Capital Corporation II — Draft Registration Statement on Form N-2

Dear Ms. Krus:

On January 21, 2016, you submitted on Form N-2, for confidential non-public review pursuant to the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), a draft registration statement for common shares of Owl Rock Capital Corporation II (the "Company"), a business development company ("BDC"). Please note that, pursuant to the JOBS Act, not later than 21 days before the date on which the Company conducts a road show or, if the Company does not conduct a road show, not later than 21 days before the anticipated date of effectiveness of the registration statement, the initial confidential submission and all amendments thereto shall be publicly filed with the Commission.

We have reviewed the registration statement, and have provided our comments below. For convenience, we have generally organized our comments using headings, defined terms and page numbers found in the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Cover page

1.   The cover letter that accompanied the draft registration statement states that the Company confirms its status as an "emerging growth company" pursuant to the JOBS Act. Please disclose on the cover page of the prospectus that the Company is an "emerging growth company" under the JOBS Act. See Jumpstart Our Business Startups Act, Frequently Asked Questions (Revised

December 21, 2015) at Question 4 (https://www.sec.gov/divisions/corpfin/guidance/ cfjjobsactfaq-title-i-general.htm). Please also disclose on the cover page how the Company determined that it qualifies as an "emerging growth company," and whether the Company will take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933 (the "Securities Act") for complying with new or revised accounting standards. Please also disclose throughout the prospectus the significance of the Company's classification as an emerging growth company, and the corresponding risks posed for investors as a result.

2.   The second paragraph of the cover page states that the Company will invest in "equity-related securities." Please define "equity-related securities" in this section.

3.   The inside cover page of the prospectus provides 11 bullet points and disclosure regarding the credit quality of the Company's investments. Please revise the cover page so that the bullet points and credit quality disclosure appear on the *outside* cover page of the prospectus. In addition, please add the second paragraph following the footnotes to the offering table, which explains the level of total return that an investor must experience in order to break-even on an investment in the Company, as a twelfth bullet point on the outside cover page.

Prospectus Summary — Owl Rock Capital Corporation II (Page 1)

4.   The third paragraph of this section states that the Company may invest in investment funds that are operating pursuant to certain exceptions to the Investment Company Act of 1940 (the "Investment Company Act"). The disclosure on page 49 of the prospectus provides that the Company "may invest up to 15% of our net assets in private investment funds, including hedge funds, private equity funds, limited liability companies and other business entities which would be required to register as investment companies but for an exemption under Sections 3(c)(1) and 3(c)(7) of the 1940 Act." Please add this disclosure to this section.

        Also, with regard to the Company's investments in private investment funds, please explain to us whether the Company will have any unfunded commitments and, if so, whether the Company will treat its unfunded commitments as senior securities under Section 18(g) of the Investment Company Act. If the Company will have unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded commitments, and include an explanation as to why the Company believes it will be able to cover its future unfunded commitments.

5.   The seventh paragraph of this section states that the Company may issue preferred stock. Please confirm to us that the dividend expenses associated with any issuance of the Company's preferred stock within one year of the effective date of this registration statement will be included as a line item in the fee table.

6.   The eighth paragraph of this section states that the Company intends to seek to complete a "liquidity event" within five years. Please define "liquidity event" in this paragraph.

Prospectus Summary — Distribution Policy (Page 3)

7. The second paragraph of this section states that the Company may fund its cash distributions to stockholders from any sources available to it, including offering proceeds. Please disclose in this section that distributions to shareholders may include a return of capital, and explain that a return of capital is a return to shareholders of a portion of their original investment in the Company. Please also disclose the short term and long term tax implications for shareholders of a return of capital distribution. In addition, please explain to us why the Company's Board of Directors believes that it is in the best interests of the Company's shareholders to receive distributions representing a portion of the proceeds of the offering.

Prospectus Summary — Risk Factors (Page 4)

8. This section summarizes some of the risks regarding an investment in the Company. Please provide additional separate risks regarding the Company's investments in junk bonds and small capitalization companies, and provide the risks associated with the Company being classified as an "emerging growth company" under the JOBS Act. In addition, the penultimate risk in this section describes the Company's investment in instruments that provide payment-in-kind ("PIK") interest. Please disclose in the description of this risk whether the Adviser will collect a fee on PIK interest and, if so, whether the Adviser is obligated to return such fees to the Company in the event that accumulated PIK interest on an investment is later determined to be uncollectible in cash.

Prospectus Summary — Structure of Investments (Page 7)

9. This section describes the investment characteristics of the Company's debt and equity investments. Please also disclose in this section the credit quality of the Company's debt investments, and include the term "junk bonds" in describing the credit quality of any debt investment rated below investment grade, or which, if unrated, would be rated below investment grade if it was rated. Also, please describe the Company's maturity policy with regard to its debt investments, and disclose whether the Company will have any investments in foreign companies.

Prospectus Summary — Adviser Fees (Page 11)

10. The first bullet point in this section states that the Adviser is paid an incentive fee on net investment income, "which we refer to as the subordinated incentive fee on income." Please explain in this bullet point why the incentive fee on net investment income is referred to as "subordinated," since this term may be confusing to investors. Also, the last sentence in the first bullet point states that the "quarterly preference return" and "upper level breakpoint" are adjusted for the number of days in each calendar quarter. Please define "quarterly preference return" and "upper level breakpoint" in this bullet point. We may have additional comments based on your response.

Prospectus Summary — Administration (Page 11)

11.　　Disclosure on page 3 of the prospectus states that the Adviser, who also serves as the Company's administrator, may delegate its obligations under the Administration Agreement to an affiliate or to a third party, and that the Company will reimburse the Adviser for any services performed for the Company by such affiliate or third party. Please provide specific details in this section regarding the compensation to be paid to the Adviser in its capacity as administrator. See Item 9.1.d of Form N-2. Please also explain to us where these fees are reflected in the fee table.

Fees and Expenses (Page 14)

12.　　Since the footnotes in this section reference the fee table rather than the Example, please move the Example so that it follows the footnotes. Also, please delete the emboldened sentence in the paragraph preceding the fee table, since it incorrectly states that the fee table should not be considered a representation of future expenses.

Fees and Expenses — Example (Page 14)

13.　　The second line item in the Example showing projected expenses for a shareholder who did not sell her shares at the end of the period provides an amount for "incremental incentive fees." Additionally, the second and third line items in the Example showing projected expenses for a shareholder who sold her shares at the end of each applicable period provide amounts for "incremental incentive fees" and "contingent deferred sales charge," respectively. Since these three line items are not required by Item 3 of Form N-2, and provide amounts already included in the calculation of the "Total expenses" line item in both examples, please delete them.

Certain Questions and Answers — What kinds of fees will I be incurring? (Page 19)

14.　　This section discloses the various types of fees to which shareholders will be subject. Please disclose in this section the specific amounts (e.g., 1.75%) of the various fees that shareholders will incur.

Discussion of Expected Operating Plans — Expenses — Expense Support and Conditional Reimbursement Agreement (Page 55)

15.　　This section contains a reference to "extraordinary expenses." The FASB issued Accounting Standards Update 2015-01 which eliminated the concept of an extraordinary item for fiscal years beginning after December 15, 2015. Please update the disclosures to clarify the types of expenses that would be excluded based on the interpretation of the agreement, since the standard concept is no longer used under GAAP.

16.　　The last sentence of this section describes the Company's Expense Support Agreement, and states that, if the Expense Support Agreement is terminated due to the Company's termination of the Investment Advisory Agreement, the Company must reimburse the Adviser

Cynthia M. Krus, Esq.
February 19, 2016
Page 5

based on the aggregate unreimbursed Expense Support Payments made to the Company by its Adviser. Please explain to us how this requirement is consistent with Section 15(a)(3) of the Investment Company Act, which states that an investment advisory contract must provide that it may be terminated at any time without the payment of any penalty.

Management — Board of Directors (Page 69)

17.   We note that much of the information for this section is incomplete. Please ensure that the registration statement discloses all information required by Item 18 of Form N-2, including all directorships held by each director during the past five years.

Management and Other Agreements and Fees — Investment Advisory Agreement — Management and Incentive Fee (Page 75)

18.   The fourth paragraph of this section states that derivatives and swaps are included in the calculation of pre-incentive fee net investment income. Please explain to us whether the Company will consider its derivatives and swaps to be securities of eligible portfolio companies under Section 55 of the Investment Company Act. Also, please disclose in this section how derivatives are valued for purposes of calculating average gross assets and the incentive fee, and include a disclosure that provides that the notional value of these investments is not used for these purposes. Please also provide a discussion of the Company's investment strategy with regard to its derivatives and swaps, as well as their corresponding investment risks, in the investment strategy and risk sections of the prospectus.

Description of Our Capital Stock — Control Share Acquisitions (Page 95)

19.   The last paragraph of this section states that the Company will amend its bylaws to be subject to the Control Share Acquisition Act only if the board of directors determines that it is in the Company's best interests, and the SEC staff does not object to the Company's determination that being subject to the Control Share Acquisition Act does not conflict with the Investment Company Act. Please also disclose in this section that the staff of the Division of Investment Management has taken the position that, if a business development company fails to opt-out of the Control Share Act, its actions are inconsistent with Section 18(i) of the Investment Company Act. See Boulder Total Return Fund, Inc., SEC No-Action Letter (pub. avail. Nov. 15, 2010).

Determination of Net Asset Value — Value Determinations in Connection with this Continuous Offering (Page 100)

20.   The third paragraph of this section states that the sale of the Company's shares in the continuous offering does not require the disclosure of net asset value in connection with each weekly closing and sale of shares, but instead only requires a determination that the Company is not selling shares of its common stock below its then current net asset value. In connection with the determination that the Company is not selling its shares below their net asset value, the Company's board of directors, or an authorized committee thereof, is required to determine the

net asset value of shares of the Company's stock as of a time within forty-eight hours, excluding Sundays and holidays, preceding the time of such determination. <u>See</u> Section 23(b) of the Investment Company Act. Please revise this section to clarify the Company's compliance with this requirement.

Share Repurchase Program (Page 110)

21.   The second paragraph of this section states that the Company intends "to conduct quarterly tender offers on approximately 10% of our weighted average number of outstanding shares in any 12-month period." Disclosure in the third paragraph of this section states that "[w]e will limit repurchases in each quarter to 2.5% of the weighted number of shares of our common stock outstanding in the prior four calendar quarters." Please revise this section to provide a clear limit on the Company's share repurchases on a quarterly and a 12-month period.

GENERAL COMMENTS

22.   Please advise us whether FINRA has approved the underwriting terms of the Company's offering.

23.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

24.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

25.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

26.   Responses to this letter should be in the form of either (i) an amended draft registration statement submitted pursuant to the JOBS Act, or (ii) a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

27.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions prior to filing an amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel